SEC FILE NUMBER 001-39635
CUSIP NUMBERS 86889P208 86889P117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Surrozen, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

171 Oyster Point Blvd, Suite 400

Address of Principal Executive Office (Street and Number)

South San Francisco, California 94080

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 1, 2024, Surrozen, Inc. (the “Company”), announced a clinical data update with respect to its Phase 1a clinical trial of SZN-043 in healthy volunteers and patients with cirrhosis, as well as a private financing with certain institutional investors of shares of its common stock, pre-funded warrants to purchase shares of common stock, and accompanying warrants to purchase shares of common stock (the “Private Placement”). As a result, the Company requires additional time to update the disclosures contained in its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) to reflect the Private Placement and the clinical data update, and is not able to complete the preparation, review and filing of the Form 10-K within the prescribed time period without unreasonable effort or expense. Please see the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 1, 2024, for further information regarding the clinical data update, and the Current Report on Form 8-K filed by the Company with the SEC on April 2, 2024, for further information regarding the Private Placement. The net proceeds from the closing of the Private Placement (before the exercise of any warrants), combined with current cash, cash equivalents and marketable securities, is expected to fund the Company’s operating and capital expenditures through the first half of 2025. The Company currently expects to file its Form 10-K on or before April 16, 2024, the prescribed due date pursuant to this Form 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Charles Williams	650	489-9000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Appendix I.

Surrozen, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2024	By:	/s/ Charles Williams
Name: Charles Williams Title: Chief Financial Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Appendix I

Financial Results for the Full Year and Fourth Quarter Ended December 31, 2023

Cash Position: Cash, cash equivalents and marketable securities were $36.0 million as of December 31, 2023, compared to $75.8 million as of December 31, 2022.

Collaboration and License Revenue: Collaboration and license revenue for the fourth quarter and year ended December 31, 2023, was zero, as compared to $12.5 million for the same periods in 2022. The decrease was related to the non-refundable upfront payment pertaining to the Collaboration and License Agreement executed in October 2022.

Research and Development Expenses: Research and development expenses for the fourth quarter and full year ended December 31, 2023, were $6.1 million and $27.2 million, respectively, as compared to $9.4 million and $37.0 million for the same periods in 2022. The decreases were primarily due to the restructuring plans executed in 2023 to prioritize and focus our resources on clinical stage programs. Research and development expenses include non-cash stock-based compensation expenses of $0.4 million and $1.3 million for the fourth quarter and year ended December 31, 2023, respectively as compared to $0.6 million and $1.6 million for the same periods in 2022.

General and Administrative Expenses: General and administrative expenses for the fourth quarter and full year ended December 31, 2023, were $3.6 million and $15.8 million, respectively, as compared to $5.2 million and $19.8 million for the same periods in 2022. The decrease was primarily related to the restructuring plans executed in 2023 and the employee retention tax credits received in 2023. General and administrative expenses include non-cash stock-based compensation expenses of $0.8 million and $3.1 million for the fourth quarter and year ended December 31, 2023, respectively, as compared to $1.0 million and $2.9 million for the same periods in 2022.

Restructuring: Restructuring charges for the fourth quarter and full year ended December 31, 2023 were $40,000 and $2.8 million, as compared to zero for the same periods in 2022. The increase was attributable to the restructuring plans implemented in 2023.

Interest Income: Interest income for the fourth quarter and year ended December 31, 2023, were $0.5 million and $2.3 million, respectively, as compared to $0.5 million and $0.8 million for the same periods in 2022. The increases were primarily related to an increase in interest rates on money market funds and marketable securities.

Other Income, Net: Other income, net for the fourth quarter and year ended December 31, 2023, were a net other income of $0.3 million and $0.4 million, respectively, as compared to $0.9 million and $7.6 million for the same periods in 2022. The decreases were primarily related to the change in fair value of warrant liabilities.

Net Loss: Net loss for the fourth quarter and year ended December 31, 2023, were $8.9 million and $43.0 million, respectively, as compared to $0.8 million and $36.0 million for the same periods in 2022.

SURROZEN, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except per share amounts)

	Year Ended December 31,
	2023	2022
Collaboration and license revenue	$—	$12,500
Operating expenses:
Research and development	27,230	37,013
General and administrative	15,798	19,826
Restructuring	2,752	—
Total operating expenses	45,780	56,839
Loss from operations	(45,780)	(44,339)
Interest income	2,340	781
Other income, net	398	7,554
Net loss	$(43,042)	$(36,004)

Net loss per share attributable to common stockholders, basic and diluted	$(21.33)	$(15.56)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,018	2,314

SURROZEN, INC.

Consolidated Balance Sheets

(In thousands)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$36,043	$24,690
Accounts receivable	2,152	1,978
Short-term marketable securities	—	51,148
Prepaid expenses and other current assets	2,937	3,489
Total current assets	41,132	81,305

Property and equipment, net	1,969	3,630
Operating lease right-of-use assets	1,889	3,268
Restricted cash	688	405
Other assets	402	827
Total assets	$46,080	$89,435

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$525	$658
Accrued and other liabilities	4,126	6,848
Lease liabilities, current portion	2,497	2,226
Total current liabilities	7,148	9,732

Lease liabilities, noncurrent portion	882	3,376
Warrant liabilities	115	326
Total liabilities	8,145	13,434

Stockholders’ equity:
Preferred stock	—	—
Common stock	—	—
Additional paid-in-capital	259,630	254,895
Accumulated other comprehensive loss	—	(241)
Accumulated deficit	(221,695)	(178,653)
Total stockholders’ equity	37,935	76,001
Total liabilities and stockholders’ equity	$46,080	$89,435